Exhibit 10.1
Description of HMS Holdings Corp. 2010 Long Term Incentive Plan
1. Objectives. Afford executives the multi-year opportunity/motivation and alignment with shareholders associated with an equity stake in HMS. Do so in a way that: i) is consistent with prior LTI grants, ii) extends the “pay-for-growth” philosophy to equity grants as well as STIP cash bonuses, iii) utilize shares approved for the plan efficiently, iv) is affordable in a FAS 123r context, and v) is compliant with the shareholder-approved 2006 Stock Plan, vi) competitive when compared to peer companies.
2. Plan elements.
a. Timing — Grants will be dated and priced October 1, 2010. The price used will be the closing share price on October 1, 2010.
b. Exercise period — Seven years, consistent with the prior year’s grants and adequate in length for long-term appreciation and multi-year vesting periods to aid in retention. Options and RSU’s would expire on October 1, 2017.
c. Size of grant — Grant total of approximately 313,412 shares, or approximately 8% of the available pool. This grant consists of 240,202 options and 39,573 RSU’s. RSU’s are counted against the available pool at a rate of 1.85 shares per RSU, resulting in a total of 73,210 shares against the available pool for RSU’s. This year’s proposed grant represents approximately 1.1% of fully diluted shares outstanding, well within ISS guidelines for companies of a similar size and market capitalization.
c. Form of grants — Grants will be either in the form of non-qualified options (“NQs”) or Restricted Stock Units (RSU’s).
d. Approval of Grants — The Compensation Committee will approve to grant options to Executive Officers, the Board of Directors and a pool of options and RSU’s for the rest of the management participants to be allocated at the discretion of the Chief Executive Officer with input from senior management. The Board will ratify the Compensation Committee’s approval. By so structuring the 2010 grants, the Company will satisfy the letter of : I) Rule 16b-3 of the Securities Exchange Act of 1934, which requires that grants of options to executive officers (i.e., reporting officers—Holster, Lucia, Hosp, Schmid, Perrin, Curtin, Dragonetti) be approved by the Board of Directors; and ii) Internal Revenue Code Section 162(m), which requires that the Compensation Committee have approved performance-based compensation if it is to be excepted from the compensation deductibility limitations of the Section.

e. Award specifics.
i. BSPA executives — As described in the 2009 Long Term Incentive Plan, the BSPA Asset Purchase Agreement and their Employment Agreements, the six former BSPA executives (Curtin, Glenn, Singh, Frey, Hancock, and Benedict) have fulfilled the issuance of the BSPA grants. There are no BSPA grants requested and the above named executives are now part of the regular program.
ii. Board of Directors — Applying the $80,000 FAS123R cost per Director equity compensation formula (implemented in 2006 at $40,000), each of our nine outside directors will receive approximately 1052 NQ options and 1052 RSUs, each based on current stock prices and Black-Scholes calculation (total for all Directors of 9,468 options and 9,468 RSUs). Options will vest 25% per quarter over one year, consistent with the “best practice” that long option vesting periods not be used to make Directors in any way beholden to management.
iii. Executive Officers and all other executives. As summarized on Attachment 4, the Executive Group will be granted 91,470 options and all other executives will be granted a total of 139,264 options and 30, 105 RSU’s (which account for 55,694 shares against the plan), and which will include the following performance vesting component:
—50% of each individual grant (options and RSU’s) would be outright, with a three and one-quarter year ratable vest and a seven-year exercise limit.
—50% of each individual grant (options and RSU’s) would be performance-based. Options and RSU’s would cliff vest at the end of three and one-quarter years on December 31, 2013. Vesting would require achievement of 40% growth in fully diluted earnings per share (EPS), 2012 over 2010, with a minimum of 15% EPS growth 2011 over 2010. See Exhibits 2 and 3 for a full description of award conditions. Use of EPS (rather than market cap) protects ability to reverse FAS 123r charges if criteria are missed and options lapse. The shorter vesting period (three and one-quarter years versus four) has been used in the last three years. It should be noted that performance vesting remains rare in our peer group or in LTI plans in general.

3. Other considerations.
a. P&L Impact — Historical FAS123R charges have been $1.7 million in 2006, $2.2 million in 2007, $3.5 million in 2008 and $6.4 million for 2009. The estimated 123R expense for the 2010 is $7.8 million, including the grant recommendations above. It should be noted that the 2010 costs include the cost of Restricted Stock Grants to certain executives made in February 2009. Attachment 4B provides a detailed breakdown of the FAS 123R expenses and provides a simulation for future years using moderate growth assumptions in share price appreciation. The 123R expense for estimated for 2011 is only a 10% increase. The simulation demonstrates that, all other things equal, the company can continue to make annual grants which increase in relation to the company’s earnings growth (growth around 25%), but the actual 123R P&L impact will be much less (growth in the low teens) because the expense associated with older grants is now rolling off. Said differently, we have now reached a stage where the expense with each incremental annual grant is partially offset with a prior year’s grant expense being dropped. This simulation does not imply any approval of the future level of grants, but is only provided to show how the 123R expense may develop over time.
b. Overhang — As mentioned, this year’s grant request represents approximately 1.1% of outstanding shares. This is well below the 2% of outstanding share threshold of ISS (the firm that advises institutional investors on how to vote on proxy requests). We anticipate that because of the continued exercise of prior option grants that are currently deep-in-the-money, and because of the increased value of options and RSU’s results in a level of share requests for future grants which will be below the 2% threshold, our prior concerns of meeting ISS guidelines are greatly diminished.
c. Grant dispersion — The extension of the equity program further into the management hierarchy continues to be somewhat limited this year as we feel we are now reaching down to the right levels of the organization. We have increased the number of participants, but this is largely resulting from hiring new management as opposed to going further down the organization. It should also be noted that the fact of being selected for an option award, irrespective of its amount, is perceived by our management staff as significant recognition, and we believe LTI to be a powerful part of our overall system of financial and non-financial motivators.

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